FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated March 2, 2005.
2.	Press release dated March 7, 2005.
3.	Press release dated March 24, 2005.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 31, 2005
ARM HOLDINGS PLC

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

HED LICENSES ARM922T PROCESSOR FOR SOC DESIGNS

Leading Chinese IC designer chooses ARM architecture to address regional market demands for advanced electronic products

BEIJING, CHINA AND CAMBRIDGE, UK – Mar. 2, 2005 – CEC Huada Electronic Design Co., Ltd (HED) and ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that HED has licensed the ARM922T™ processor for its system-on-chip (SoC) solutions. Through the ARM® Foundry Program, HED will develop ARM technology-based SoC as China continues to experience increasing consumer demand for advanced electronic products.

The ARM922T hard macrocell is suitable for a wide range of platform Operating System-based applications. Based around the high-performance ARM9TDMI® 32-bit RISC CPU, the ARM922T processor features instruction and data caches, a memory management unit (MMU) to enable support for all major OS including Linux and WindowsCE. The ARM RealView® Developer Suite provides a fully-featured development environment for all ARM Powered® silicon, including those based on the ARM922T processor.

ARM IP licensees also benefit from access to the industry’s largest community of third-party support through the ARM Connected Community. The community currently consists of more than 300 ARM Partners spanning the entire semiconductor design chain including providers of software, development tools, design tools and services, operating environments, training and support, and silicon and system manufacturers, covering every market application.

“ARM is the most widely used architecture for embedded system design,” said Prof. Wei-ping Liu, CEO of HED. “Utilizing the ARM922T processor through the ARM Foundry Program will substantially reduce our product development time. In addition, the ARM922T processor’s performance, power consumption capabilities and efficiency of the software implementation using on chip memory will enable HED to offer technically advanced electronic products.”

“HED is the latest in a rapidly growing number of companies in China that are adopting the ARM architecture for their embedded designs as electronic companies demand high performance, low power microprocessors,” said Dr. Jun Tan, president of ARM China. “The suitability of ARM processors for various applications, and the range of system level components and solutions ARM offers, enables companies like HED to embrace and deliver next-generation electronic products.”

This latest agreement illustrates ARM’s continuing growth in China, which dates back to its first office opening in Shanghai in 2002, and which resulted in the company opening its second office in Beijing in September 2004. In the three years since 2002, ARM China has secured more than 20 processor licenses, and has developed the support of a broad range of Chinese training centers, tools distributors, design service and University Program Partners.

Availability

HED is expected to announce its first product based on the ARM922T processor in the first quarter of 2006.

About HED

CEC Huada Electronic Design Co., Ltd. (HED) was established in June 2002, after the restructuring of the worldwide famous China Integrated Circuit Design Center (CIDC).The heredities HED has taken from CIDC include state-of-the-art technology and expertise, talented managing and engineering teams, sophistical equipment and marketing and business potential developed during the past decades, make HED the first IC design company today in China with an integration of IC design, system application development and EDA tool development. The goal of HED is to be the pioneer of IC design business in China. More information on HED is available at http://www.hed.com.cn.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, ARM Powered, RealView and ARM9TDMI are registered trademarks of ARM Limited. ARM922T is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley
Text 100
+44 208 996 4143
londonarm@text100.co.uk

Item 2

ARM DISCLOSES TECHNICAL DETAILS AND PARTNER SUPPORT

FOR ARMv7 ARCHITECTURE

Three new architecture profiles enable intelligent processor design

CAMBRIDGE, UK – Mar. 7, 2005 – ARM, [(LSE:ARM);(Nasdaq:ARMHY)], today disclosed technical details of its new ARMv7 architecture, at the Embedded Systems Conference in San Francisco, Calif. The new ARMv7 architecture defines three distinct processor profiles: the A profile for sophisticated, virtual memory-based OS and user applications; the R profile for real-time systems; and the M profile optimized for microcontroller and low-cost applications. New processors compliant with the ARMv7 architecture will enable systems designers to intelligently match the CPU to their chosen application target, optimizing performance, power consumption, code size, and silicon cost.

ARM is working with key members of the ARM® Connected Community to ensure broad support for the ARMv7 architecture. This program embraces operating systems, third-party tools and EDA vendors, including Cadence, Green Hills, IAR, Lauterbach, MontaVista, Synopsys and Wind River.

The new ARM Cortex™ processor family is ARMv7 architecture-compliant and extends the range of size and performance points from less than 33k gates for the ARM Cortex-M series, to high performance cores for the ARM Cortex-A series. The ARMv7 architecture ensures compatibility with earlier generations of ARM processors preserving software investments and providing a migration path for existing system designs.

“The market for microprocessors continues to diversify, based on the evolving demands of applications including wireless, home entertainment, automotive and microcontrollers,” said Max Baron, principal analyst, Microprocessor Report, In-Stat. “ARM core families sharing the ARMv7 architecture will cover the widening spectrum of embedded processing. ARM should no longer just be considered a vendor of the cell phone core. Using the ARMv7 architecture, ARM can strengthen its position as a low-power/performance leader while conquering new markets to carry its cores up in high performance and down in the low-cost high-volume domain of the microcontroller. With OptimoDE™, Cortex, and NEON™ technologies, and the recent acquisitions of Artisan and Axys, ARM has mapped for itself an aggressive route on its way to success.”

“ARM has always collaborated closely with our Partners in the evolution and advancement of the ARM architecture. Our industry-leading Partners requested that we take application-specific market needs into account in the ARMv7 architecture and that is exactly what we have done,” said Mike Muller, CTO, ARM. “This strategy is now receiving widespread endorsement and we have taken care to ensure that it is compatible with 20 years of ARM innovation.”

ARM development tool support for ARMv7 architecture-based processors will be provided in ARM RealView® tools. “RealView tools will enable designers to model, create virtual prototypes, compile software, debug, validate and test ARMv7 architecture-compliant systems,” said Bryn Parry, general manager, Development Systems, ARM. “Software and systems developers depend on the early availability of integrated tools supporting the latest architectural features in order to create leading-edge systems products.”

The new ARMv7 architecture builds upon the success of the ARMv6 architecture, implemented in the award winning ARM11™ processor family. All ARMv7 architecture profiles implement Thumb®-2 technology which is built on the foundation of the ARM industry-leading Thumb code compression technology, while retaining complete code compatibility with existing ARM solutions. Thumb-2 technology uses 31 percent less memory than pure 32-bit code to reduce system cost, while at the same time delivering up to 38 percent better performance than existing Thumb technology-based solutions. The ARMv7 architecture also includes the NEON technology extensions to increase DSP and media processing throughput by up to 400 percent, and offers improved floating-point support to address the needs of next- generation 3D graphics and games physics, as well as traditional embedded control applications. The ARMv7 architecture also features improved execution environment support to match the increasing use of JIT and DAC technology.

The new ARM Cortex processor family is aligned with the ARMv7 architecture profiles and will include processors for complex OS, real-time, and microcontroller applications. The ARM Cortex-A series is designed for demanding consumer entertainment and wireless products running operating systems such as Linux, Windows CE operating system, and Symbian OS. The ARM Cortex-R series addresses the needs of systems running real-time operating systems for control applications including automotive, networking, and imaging. The ARM Cortex-M series is designed to meet the increasing performance requirements of extremely cost-sensitive embedded applications such as microcontrollers, automotive body systems, and white goods. The first member of the ARM Cortex-M series, the ARM Cortex-M3 processor, was announced at the ARM Developers’ Conference in October 2004.

The ARMv7 architecture is designed to ensure software compatibility with earlier generations of ARM processors. The ARM Cortex-M series supports Thumb-2 instructions, a superset of the existing Thumb instructions, and will execute existing Thumb code written for earlier processors. User code written for the ARM Cortex-M series processors can be 100 percent compatible with ARM Cortex-R series microprocessors providing a forward migration path. ARM Cortex-M series system code, such as real time operating systems, can be easily ported to ARM Cortex-R series-based systems. The ARM Cortex-A and -R series processors additionally support the ARM 32-bit instruction set for full backwards compatibility with earlier ARM processors ranging from the ARM7TDMI® processor introduced in 1995, up to the latest ARM11 processor family.

The ARMv7 Architecture Specifications

A set of specifications describing all aspects of the ARMv7A architecture and ARMv7R architecture are available now to customers under NDA. Details of the ARMv7M architecture can be shared under NDA too.

The ARM Cortex Family Availability

In addition to the ARM Cortex-M3 product previously announced, a number of ARM Cortex microprocessors that implement the ARMv7 architecture will be available during Q4 2005 and Q1 2006. Further product specific announcements that outline specific implementation aspects of the designs will be made closer to that time

Note to Editors:

Please note the following endorsements of the ARMv7 architecture which support this press release:

Accelerated Technology

“Accelerated Technology, a division of Mentor Graphics, is a long established partner of ARM, powering millions of ARM technology-based devices with its Nucleus RTOS. The Nucleus RTOS, with its available µITRON and OSEK APIs, and the Nucleus EDGE development environment are tightly integrated with the ARM RealView compiler,” said Robert Day, director of marketing, Accelerated Technology.

“This integration makes it easy for us to track the latest trends in the ARM architecture, providing early adopters access to the rich Nucleus OS and middleware offerings along with our reputation for quality and reliability. With the ARMv7 architecture building on ARMv6 architecture, and the new features it introduced, we are expecting to help our customers build their next generation of products, exploiting the benefits of the latest Nucleus and ARM technologies.”

Cadence

“To address the challenges of today’s nanometer design, Cadence is working with leaders in the silicon design chain to provide optimized solutions that help accelerate time-to-volume,” said Jan Willis, senior vice president, Industry Alliances at Cadence. “Our ongoing collaboration with ARM has helped to validate the processes and flows necessary for first-time silicon success at advanced technology nodes. We look forward to supporting ARM’s newest architecture with solutions that can provide our mutual customers with success in the electronics marketplace.”

“Express Logic is pleased to bring our ThreadX® real-time operating system (RTOS) to the ARMv7 architecture,” commented William E. Lamie, president of Express Logic. “ThreadX will assist developers in using the ARMv7 architecture in its deeply embedded and cost sensitive profiles to bring products to market quickly and successfully. Our NetX™, FileX™, and USBX™ middleware also will support

ARMv7 architecture-based applications in the consumer electronics and networking areas.”

Green Hills

“The Thumb-2 extensions are designed to provide the performance of an ARM processor with the code compression of the Thumb instruction set,” said Greg Davis, engineering manager, Compiler Development, Green Hills. “Green Hills Software’s highly optimizing compiler technology unleashes the potential of these extensions, and we're excited to provide this world-class support through our MULTI Integrated Development Environment.”

IAR

“During the last five years IAR Systems has been successful in supporting the ARM market, positioning its IAR Embedded Workbench for ARM at the top with market leading code density, speed performance and tool features. IAR Embedded Workbench supports all ARM architectures starting with ARMv4, ARMv5 and the latest ARMv6 architecture based products. Continuing on this successful route IAR Systems will follow with ARMv7 product offerings matching silicon availability,” said Anders Lundgren, product development manager, IAR Embedded Workbench for ARM, IAR Systems. “With its large base of customers using 8- and 16-bit devices, IAR Systems is committed to serving these customers when they migrate to the 32-bit arena. We see the ARMv7 architecture as an ideal platform for building systems ranging from traditional 8- and 16-bit systems to more performance demanding systems; the simplicity of the ARMv7 32-bit M-profile will appeal to customers that have so far stayed clear of the more complex 32-bit architectures.”

Lauterbach

“As a leading supplier of debug solutions for the ARM architecture, Lauterbach is committed to continuing its long association with ARM through debug support of the latest features in the ARMv7 architecture,” says Norbert Weiss, Sales & Marketing Manager at Lauterbach.

Mentor Graphics

"Mentor Graphics has enjoyed a long-standing relationship with ARM, providing Seamless co-verification solutions that help our mutual customers validate their ARMv7-based systems more efficiently. This relationship has allowed us to help scores of design teams overcome complex hardware/software integration challenges in order to create the world's most advanced electronic devices," said Serge Leef, general manager of the Mentor Graphics SoC Verification Division.

Microsoft

“The new ARMv7 architecture with Windows CE will deliver a proven development environment that helps speed time to market and enables the creation of a wide range of mobile and embedded devices for increasingly diverse markets,” said Jane Gilson, director for the Mobile and Embedded Devices Division at Microsoft Corp.

“Microsoft and ARM will work to ensure our respective technologies are optimized to bring new opportunities for creating innovative devices for our joint customers.”

Monta Vista

“MontaVista Software continues to build success and Linux momentum with ARM architectures,” said Kevin Morgan, vice president, Engineering, MontaVista Software. “We look forward to working with ARM to fully optimize MontaVista Linux for the new features of the ARMv7 architecture. MontaVista Linux integrated with the ARMv7 architecture provides a flexible solution that enables differentiation for customers building high-end consumer electronics and next-generation mobile handsets.”

Symbian

“The close level of technical collaboration between ARM and Symbian on the ARMv7 architecture was a logical extension to our work on previous processor architectures,” said Jorgen Behrens, VP Strategy, Symbian. “The demand for increased performance and functionality in increasingly high volume feature rich Symbian OS phones is growing to meet the fast growing market for 3D gaming and other native graphics and multimedia applications. The low-power consumption characteristics of the ARMv7 architecture will enable handset manufacturers to meet that demand.”

Synopsys

“Synopsys has enjoyed a long-standing close collaboration with ARM in its innovation from synthesizable ARM processors to our recently announced ARM-Synopsys Reference Methodology for ARM's Intelligent Energy Manager (IEM) technology,” said Dr. Antun Domic, senior vice president and general manager, Implementation Group at Synopsys, Inc. “We are working closely with ARM to enable rapid and easy adoption of leading-edge new technologies, like IEM and the new ARMv7 architecture in the ARM Cortex-A series processors using the Galaxy™ Design Platform for design implementation and chip-level integration.”

WindRiver

“Wind River and ARM have a longstanding relationship, fostering openness through multi-OS support so that our mutual customers can increase productivity, get to market faster and create more innovative devices,” said John Bruggeman, chief marketing officer for Wind River. “Wind River welcomes the ongoing innovation demonstrated by ARM’s latest version of its architecture and we look forward to working together to bring an even wider variety of high quality development options to device software manufacturers.”

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, ARM7TDMI, RealView and Thumb are registered trademarks of ARM Limited. ARM11, NEON, OptimoDE and Cortex are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM”' is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Item 3

ARM Holdings plc
cordially invites you to participate in a

CONFERENCE CALL

     on Tuesday 19 April, 2005
following the 7.00am announcement of
its Q1 Results Statement
(The press release will be available after 8.00am from www.arm.com)

Hosted by:

     Sir Robin Saxby, Chairman
Warren East, Chief Executive Officer
Tim Score, Chief Financial Officer

Time:

1.30pm BST
2.30pm CET
8.30am EDT

Dial In Numbers:

UK/Continental Europe Dial-in Number:	+44 20 7081 7175
US Participants Dial in number:umber:	+1 866 432 7186

There will also be a live simultaneous audio webcast available at www.arm.com

If you cannot attend, you can listen to a taped recording which will be available approximately 1 hour after the call ends for 5 days.

UK/Continental Europe	+44 20 7081 9440 (Account Number: 130866 Recording Number: 567858)

US/Continental Europe	+1 866 717 8634 (Account Number: 130866 Recording Number: 567858)

If you have any queries, please contact:

Anna Bateman Financial Dynamics Tel: +44 20 7831 3113 Anna.bateman@fd.com